

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 9, 2015

BY EMAIL

John L. Reizian, Esq.
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

     Re: Lincoln Life Flexible Premium Variable Life Account M
              Lincoln National Life Insurance Company ("Lincoln National")
              Initial Registration Statements on Form N-6
              <u>Filing No.: 333-200100</u>

Dear Mr. Reizian:

     The staff has reviewed the above-referenced initial registration statement, which the Commission received on November 12, 2014. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy marked (strikethrough) copy of the registration statement.

1. **General Comment**

   Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations.

2. **Series and Class Identifiers**

   Given that the policy may also be sold under the name *Lincoln AssetEdge Exec VUL 2105*, please add this name to the EDGAR class identifiers for this contract.

3. **Missing Data** (*e.g.*, pp. 6-9)

   Please provide all required data currently missing from the registration statement, *e.g.*, the charges for a representative insured on pages 6-9, in a pre-effective amendment.

4. **Charges and Fees** (p. 10)

    Footnotes 1 and 7 reference higher charges for individuals with higher mortality risk than standard issue. Table II should show that maximum guaranteed charges for each contract charge. Please amend the table to reflect the higher maximum charges referenced in footnote 1 and 7 and delete those footnotes.

5. **Indexed Account**

    The disclosure on page 12 of the prospectus states that the indexed account has not been registered with the Commission and that the registrant is of the opinion that the index account qualifies for an exemption from registration under the federal securities laws. Please modify the disclosure to include the following:

    > Interests in the Indexed Account have not been registered with the SEC. Lincoln National believes that there are sufficient insurance elements and guarantees with respect to interests in the Indexed Account to qualify for an exemption from registration under the federal securities laws under Section 3(a)(8) of the Securities Act of 1933. With respect to the Indexed Account, the Policy is in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

    .

6. **Defined Terms**

    a. "Matured Segment" is a defined term first appearing on page 34. This term does not appear in the in the Glossary of Terms. Please add the term to the glossary or define prior to first use.

    b. The term "Monthly Administrative Fee" appears for the first time on page 29, but is not defined until page 30 of the prospectus. Please define "Monthly Administrative Fee" prior to first use.

    c. In the glossary, please expand the definition of "Holding Account" to disclose that the account is a part of Lincoln's general account.

    d. Please confirm that all defined terms have been defined in the text prior to first use or in the glossary of terms. Confirm that all defined terms appear consistently in upper case throughout the prospectus.

7. **Termination** (p. 52)

   Please disclose the potential for negative tax consequences of policy termination with an outstanding loan balance.

8. **Financial Statements, Exhibits, and Other Information**

   Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

9. **Power of Attorney**

   Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act.

10. **Tandy Representation**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

   - the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office